Exhibit 99.3

UPDATE OF CHAPTER A (DESCRIPTION OF THE COMPANY'S BUSINESS)1
OF THE PERIODIC REPORT FOR 2009 ("THE PERIODIC REPORT")
OF “BEZEQ” – THE ISRAEL TELECOMMUNICATION CORP. LTD. ("THE COMPANY")

In this report, which contains an update of the chapter "Description of the Company’s Business" from the 2009 Periodic Report, the Company has included, concerning itself and with regard to the market, forward-looking information as defined in the Securities Law, 5728-1968 ("the Securities Law”). Such information includes, inter alia, forecasts, objectives, assessments and estimates relating to future events or matters, the realization of which is not certain and is beyond the Company’s control. Forward-looking information in this report will usually be identified specifically, or by statements such as "the Company expects", "the Company assesses", "it is the Company’s intention", and similar phrases.

Forward-looking information is not proven fact and relies only on the Company’s subjective assessment, based, inter alia, on a general analysis of the information available at the time of drafting of this report, including public announcements, studies and surveys, which contained no undertaking as to the correctness or completeness of the information in them, and which were not checked independently by the Company for their correctness. The Company’s assessments vary from time to time, depending on circumstances.

In addition, the occurrence and/or non-occurrence of the forward-looking information will be affected by factors that cannot be assessed in advance and are not within the Company’s control, including the risk factors that characterize its operations, the developments in the general environment, and the external factors and the regulation that affect the Company’s operations.

1.	Description of General Development of Bezeq Group Operations

For Section 1.1 – Group Activity and Description of its Business Development

Regarding the chart describing the structure of holdings in the Company and the Company’s holdings in its subsidiaries and affiliates: for closing the transaction for sale the core control of Ap.Sb.Ar. Holdings, Ltd. (“Ap.Sb.Ar.”) to B Communications, Ltd.2 ("B Communications"), see the update to Section 1.3.1(a) below. On the purchase of shares in Walla! Communications Ltd. ("Walla") by Bezeq International, Ltd. ("Bezeq International") and a tender offer of Bezeq International to purchase additional shares in Walla and purchase of all of Bezeq International's shares in Walla by the Company, see the update to Section 1.1.2 below.

The Company's policy of immediate reporting is based on considerations of quality and of quantity. In October 2010, the Company decided to the bar of quantitative materiality for immediate reporting on an event outside the corporation's business, commencing October 1, 2010. The decisions states that quantitative bar of materiality for events that affect net profit will be an effect of 5% or more on the net profit of Bezeq from continuing operations according to the most recent approved annual financial statements (approximately NIS 100 million in the annual financial statements for 2009).

Section 1.1.2 – Mergers and Acquisitions

D.B.S. Satellite Services (1998) Ltd. ("DBS")

On June 23, 2010, the Company received notification from Eurocom D.B.S. Ltd. ("Eurocom DBS"), a shareholder in DBS, stating that Eurocom DBS had entered into agreements to purchase all the holdings and rights of other shareholders in DBS,3 and that in accordance with the Articles of Association of DBS and the DBS shareholders agreement, it is proposing that the Company exercise its right of first refusal. Subsequently, the Company gave notice that it has decided not to exercise the right of first refusal, provided that the sale of the other holdings and rights as aforesaid is completed by no later than December 31, 2010, in view of the ruling of the Supreme Court on August 20, 2009 forbidding the Company from increasing its holdings in DBS beyond 50%. To the best of the Company's knowledge, the necessary approvals for completing the agreements have not yet been obtained.

1
The update is pursuant to Article 39A of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970, and includes material changes or innovations that have occurred in the Company's business in any matter which must be described in the Periodic Report. The update relates to the Company's periodic report for the year 2009, and refers to the section numbers in Chapter A (Description of the Company's Business) in that periodic report.

2	On March 16, 2010, 012 Smile Communications changed its name to B Communications Ltd.
3
The other shareholders are Gilat D.B.S. Ltd., Lidan Investment Agencies (1994) Ltd. and Polar Communications Ltd. Subsequently, Eurocom DBS also gave notice of the execution of such an agreement with Mr. Yoav Harlap and his company Naniach Ltd.

Walla! Communications Ltd. ("Walla")

Following the notice of Haaretz Publishing Ltd. ("Haaretz") on March 14, 2010, of its engagement in the sale of the shares it holds in Walla, on April 25, 2010 Bezeq International exercised a right of first refusal concerning Haaretz's shares in Walla, to purchase 14,807,939 shares ("the Purchased Shares") in consideration of NIS 6 per share and a total of NIS 88,847,634. Upon receipt of the Purchased Shares, Bezeq International transferred 9,902,467 of the Purchased Shares to a trustee, who will hold them for it in a blind trust, so that after the transfer, Bezeq International held 20,468,231 shares, accounting for 44.99% of the issued and paid up share capital of Walla.

On September 2, 2010, Bezeq International completed the purchase of another 2,274,299 Walla shares (approximately 5% of the issued and paid up share capital of Walla) by means of a special tender offer in accordance with the Companies Law, 5759-1999 and the Securities (Tender offer) Regulations, 5760-2000, at NIS 6 per share and a total consideration of NIS 13,645,794.

Subsequently, and after receipt of the approval of the Antitrust Commissioner,4 on September 21, 2010, 9,902,467 shares of Walla were transferred from the trustee back to Bezeq International, and the Company then purchased from Bezeq International all the Walla shares held by Bezeq International (a total of 32,644,997 shares) at NIS 6 per share (a total of approximately NIS 195.87 million), so that after the purchase, the Company holds 71.66% of the shares of Walla.

Acquisition of Yad2 – On September 2, 2010, in an engagement agreement, Walla completed the purchase of 75% of the share capital of Coral Tel Ltd. ("Yad2"), a private company that operates the Yad2 website in consideration of NIS 117.5 million, plus a sum that will be paid to some of the sellers and will be based on the working capital of Yad2 and subject to adjustments.

On this matter, see also Note 4B to the Company's consolidated financial statements for the period ended September 30, 2010, which are included in this quarterly report.

Section 1.1.4 – Holdings in the Company

The following are details of the rates of current holdings in the Company at September 30, 2010 and October 31, 2010, and also at full dilution (assuming exercise of all of the options allocated to Group employees).

Shareholders	Percentage of holdings
	September 30, 2010	September 30, 2010 at full dilution	October 31, 2010	October 31, 2010 at full dilution
B Communications (SP2), Ltd.	30.39%	29.78%	30.37%	29.78%
Amitim	6.12%	6.00%	5.67%	5.56%
The public	63.49%	64.22%	63.96%	64.66%

For Section 1.2 – Segments of Operation

The operations of Walla are reported under the "Others" segment since its consolidation into the financial statements of the Group. On this matter, see Note 4(b)(1) to the consolidated financial statements of the Company for the period ended September 30, 2010, which are included in this quarterly report.

4	The approval is on terms similar to those in the approval of the prior merger.

For Section 1.3 – Investments in the Company's Equity and Transactions in its Shares

Section 1.3.1(a) – Transactions in Bezeq shares – Sale of core control

A.
On April 14, 2010, the transaction was closed between Ap.Sb.Ar. and B Communications for the off-the-floor sale of all the Company shares owned by Ap.Sb.Ar. – 814,211,545 ordinary shares of NIS 1 par value each, constituting on that date approximately 30.44% of the Company’s issued and paid up share capital. According to information provided to the Company, the transaction was closed after all preconditions to the agreement, including the regulatory approval required by law, were met. These include the following:

1.
Approval of the Ministry of Communications for the transaction (including grant of control permits). The approval was made conditional on compliance with several conditions, whose principle points are that transactions for the purchase of end-user equipment between the Eurocom Group5 and Pelephone be considered extraordinary transactions pursuant to Section 270(4) of the Companies Law and require, in addition to the internal approval process within Pelephone, an approval process in the Company; discussions of the matter by the Company’s Board of Directors must be documented in detailed, comprehensive minutes and submitted to the scrutiny of the Director General of the Ministry of Communications (these two conditions were applied also to DBS, with regard to purchase of satellite end-equipment, see Section 5.17.3 below); Eurocom Group will not transfer to Pelephone information relating to supplies of products and services to its competitors; an employee of Nokia Cellular Communications Ltd. may not serve as a director of Pelephone and an employee of Pelephone may not serve as a director of Nokia Cellular Communications, Ltd.

2.
Approval of the Antitrust Commissioner, which was made conditional on compliance with several conditions, mainly the imposition of a prohibition on Eurocom Group6 from involvement in the decision on commercial conditions that a cellular company purchasing handsets from Eurocom Cellular Communications, Ltd. offers to consumers in Israel, other than participation in their financing, and obliging Eurocom Group to sell its holdings in DBS. Until completion of this sale, Eurocom Group must transfer its shares in DBS to a trustee who will act as owner of the shares and use its authority and/or rights to the best of its judgment for the benefit of DBS alone.

3.
Approval the Prime Minister and the Minister of Communications in accordance with the provisions of the Communications (Telecommunications and Broadcasts) Law, 5742-1982, and the provisions of the Communications (Telecommunications and Broadcasts) (Determination of an essential service provided by Bezeq, The Israel Telecommunication Corp. Ltd) Order, 5767-1997.

Purchase of the shares in the Company was contracted through B Communications (SP2) Ltd., a private company, registered in Israel, wholly owned and controlled by B Communications (SP1) Ltd. which is wholly owned and controlled by B Communications, Ltd. which is an Israeli public company registered both on the Tel Aviv Stock Exchange and on NASDAQ. The controlling shareholder in B Communications is Internet Gold – Gold Lines, Ltd., which is owned and controlled by Eurocom Communications, Ltd.

For additional information on the closing of the transaction and on those who have become interested parties in the Company as a result of the transaction, see the Company's supplementary immediate report on an event or matter not in the ordinary course of the corporation’s business, dated April 14, 2010, and the immediate report of the same date concerning the parties who have become interested parties in the Company by virtue of their holdings.

B.
On the matter of approval of transactions with the B Communications Group – After the transfer of control in the Company, the competent bodies of the Company approved various engagements of the Company and its subsidiaries7 with B Communications Group, including extraordinary transactions. Such transactions are approved from time to time in accordance with the needs of the Company and its subsidiaries, and are duly reported to the public.

5
For this matter, “Eurocom Group” means all of the corporations controlled, directly or indirectly, by Eurocom Holdings (1979) Ltd. with the exception of the Company, Pelephone Communications Ltd., Bezeq International Ltd. and B.I.P. Communications Solutions LP, as well as the employees of Bezeq and the aforementioned corporations, who do not work in other companies in the Group.

6
For this matter, “Eurocom Group” means all the corporations controlled, directly or indirectly, by Eurocom Holdings (1979) Ltd. and/or Eurocom Media-Net Holdings, Ltd., as well as and any person associated with these corporations, with the exception of the Company and companies in which the Company holds more than 50% of the shares.

7
On approval of engagements of the subsidiaries Pelephone Communications Ltd., Bezeq International Ltd. and Bezeq On Line Ltd. and of DBS – the approval in the Company is given after approval of the transactions by the competent bodies of those companies.

Section 1.3.2 – Employee stock option plans

A.
Regarding the 2007 employee stock options plan, in light of the expectation that the exercise price of the options will fall below the nominal value of Company's share (NIS 1) as a consequence of adjusting the exercise price of the options for the distribution of a dividend – On March 18, 2010 the Board Of Directors of the Company gave its approval for the Company to convert part of the premium registered in the Company's books to share capital, in an amount equal to the difference between the nominal value of the share and the exercise price of the options that would be exercised in this plan, up to a total not exceeding NIS 22,469,081. Conversion of the premium to share capital will be recorded on the Company’s books against the actual exercise of options at the time of exercise.

B.
Regarding the November 2007 stock options plan for managers and senior employees of the Group – On March 3, 2010, after publishing its financial statements for 2009, the Company published an updated outline of the securities offered to employees.

For Section 1.4 – Distribution of Dividends.

Section 1.4.2 – Distribution of a dividend

On April 8, 2010 the Company’s General Meeting of shareholders resolved (following the recommendation of the Company’s Board of Directors from March 2, 2010) to distribute a cash dividend to the shareholders of the Company in the total sum of NIS 2,453 million, which were, at the determining date for the distribution (April 15, 2010) NIS 0.9170679 per share and 91.70679% of the Company’s issued and paid up capital. The dividend was paid on May 3, 2010.

On September 12, 2010, the general meting of the shareholders of the Company (following the recommendation of the Board of Directors of the Company on August 2, 2010) approved the distribution of a cash dividend to the shareholders of the Company in the amount of NIS 1,280 million, which at the date of record (September 20, 2010) constituted NIS 0.4780459 per shares and 47.80459% of the issued and paid up capital of the Company. The dividend was paid on October 7, 2010.

Distributable retained earnings at the date of the report – NIS 588 million (surpluses accumulated in the past two years after deduction of prior distributions).

For Section 1.5 – Financial Information on Segments of Operation of Bezeq Group

Section 1.5.4 – Principal results and operational data

A.	Bezeq Fixed-line (the Company’s activity as domestic operator) (NIS millions except where stated otherwise)

	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Revenue	1,323	1,307	1,304	1,316	1,343	1,318	1,326
Operating profit	556	503	490	161	491	434	437
Depreciation and amortization	171	171	170	194	184	205	211
EBITDA (Earnings before interest, taxes, depreciation and amortization)	727	674	660	355	675	639	648
Cash flows from operating activities	684	523	393	651	526	408	635
Payments for investment in property, plant & equipment and intangible assets	245	247	238	220	204	191	238
Proceeds from sale of property, plant & equipment	48	26	15	9	19	9	49
Number of active subscriber lines at end of period (in thousands)	2,395	2,425	2,458	2,489	2,518	2,547	2,579
Average monthly revenue per line (NIS)*	82	81	80	82	83	81	81
No. of outgoing minutes (in millions)	2,675	2,764	2,775	2,964	3,096	3,014	3,123
No. of incoming minutes (in millions)	1,665	1,634	1,623	1,674	1,731	1,659	1,654
Number of broadband internet subscribers at end of period (in thousands)	1,056	1,051	1,045	1,035	1,026	1,016	1,011
Average monthly revenue per broadband internet subscriber (NIS)	79	75	75	72	72	69	68

*	Not including revenue from data transmission and communication services, internet services, services to communication operators, contract work and others.

B.	Pelephone (NIS millions except where stated otherwise)

	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Revenue	1,442	1,429	1,393	1,393	1,372	1,346	1,265
Operating profit	356	362	322	251	316	321	302
Depreciation and amortization	149	149	149	158	155	151	139
EBITDA (Earnings before interest, taxes, depreciation and amortization)	505	511	471	410	471	472	441
Net profit	239	267	259	181	231	233	230
Cash flows from operating activities	400	378	350	55	395	290	375
Payments for investment in property, plant and equipment and intangible assets	99	114	92	101	146	163	149
Number of subscribers at end of period (in thousands)	2,825	2,807	2,789	2,766	2,721	2,694	2,669
Average monthly minutes of use (MOU) per subscriber	347	348	336	339	339	329	323
Average monthly revenue per user (ARPU) (NIS)	137	136	133	132	136	131	128
Number of 3G subscribers at end of period (in thousands)	1,775	1,698	1,619	1,531	1,407	1,307	1,217
% revenue from value added services and content out of revenue from cellular services (%)	24.5%	23.0%	22.6%	20.8%	20.0%	19.1%	18.5%

C.	Bezeq International (NIS millions except where stated otherwise)

	Q3 2010	Q2 2010	*	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Revenue	347	342		343	334	332	327	324
Operating profit	70	121		62	67	66	68	60
Depreciation and amortization	23	24		23	23	21	21	20
EBITDA (Earnings before interest, taxes, depreciation and amortization)	93	145		84	89	88	88	80
Net profit	53	108		46	49	51	56	44
Cash flows from operating activities	75	66		59	72	82	83	84
Payments for investment in property, plant and equipment and intangible assets **	30	33		37	39	33	26	21

*
The results do not include the activities of Walla, but do include one-time profit generated in the second quarter of 2010 from the consolidation of Walla's operations in the financial statements of Bezeq International, and additional profit in the third quarter of 2010 in respect of the sale of Walla to Bezeq.

**	The item also includes long-term investments in assets.

D.	DBS (NIS millions except where stated otherwise)

	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Revenue	395	396	391	390	380	376	384
Operating profit	72	7	59	63	61	59	66
Depreciation and amortization	68	68	64	63	59	56	57
EBITDA (Earnings before interest, taxes, depreciation and amortization)	140	75	122	126	120	115	122
Net profit	(78)	(143)	(8)	(38)	(88)	(95)	(1)
Cash flows from operating activities	126	109	121	91	135	93	91
Payments for investments in property, plant and equipment and in intangible assets*	64	63	61	53	87	60	61
No. of subscribers at end of period (in thousands)	575	573	571	571	567	562	560
Average monthly revenue per subscriber (NIS)	229	231	229	229	224	224	228

*	This item also includes investments in the cost of subscriber acquisition.

For Section 1.7 – General environment and the effects of external factors on Group operations

In July 2010, the Ministry of Communications distributed a memo – The Israel Communications Authority Law, 5770-2010, concerning the establishment of a communications authority, which would be the main regulatory body for communications in Israel, both telecommunications and broadcasts, and would hold the powers of the Ministry of Communications, the Second Television and Radio Authority, the Second Authority Council and the Council for Cable and Satellite Broadcasts. According to the provisions of the law memo, the Government will appoint a Communications Council, which will set the Authority's policy for communications, except as concerns broadcast content, and will have various powers that will be granted by legislation n communications except on the matter of broadcast content, including grant of licenses, supervision of license-holders and setting fees, license fees and other payments noted in the memo, which will be paid by the license-holders. The Government will also appoint a Broadcast Content Council, which will set the policy of the Communications Authority for the content of broadcasts and will hold various positions and powers with regard to broadcast content, including supervision of license-holders' compliance with broadcasts on the terms of their licenses with regard to the content of broadcasts. The Company submitted its remarks on the memo on October 15, 2010.

2.	Fixed-line Domestic Communications – Bezeq, The Israel Telecommunication Corp. Ltd. ("the Company")

For Section 2.2 – Products and Services

Section 2.2.4 – Transmission and data communication services

Concerning the letter of the Ministry of Communications dated January 5, 2010 – The Company submitted its remarks to the Ministry on March 7, 2010, stating that it operates in accordance with the law, that the pricing of services is reasonable and appropriate, and that its position is that there are no grounds for the allegations in this matter.

Concerning the letter of the Ministry dated January 24, 2010 – On October 31, 2010, the Company received a letter from the Director General at the Ministry of Communications, in which he notifies the Company that it was in breach of the provisions of its license by refusing the provide transmission services for the domestic operators Cellcom and Partner. Without derogating from its other powers, the Ministry advised that if the Company did not give notice within 7 working days that it had ceased the breach and that it would provide transmission services to whoever requests them in accordance with the terms of its license, the Ministry would be compelled to initiate a financial sanction proceeding according to the provisions of the Communications Law, or to consider any other step permitted under the principles of the regulations applicable to the Company.

For Section 2.3 – Breakdown of revenue and profitability of products and services

For data updates on the breakdown of Company revenues by products and services, see Note 8 to the Company's consolidated financial statements and Note 2 to the financial data from the interim separate condensed financial information at September 30, 2010, which is included in this quarterly report.

For Section 2.6 – Competition

Section 2.6.1 – Telephony

For sub-section A – On March 22, 2010, the Ministry of Communications published a hearing for HOT regarding the marketing of packages that include broadcast, telephony and internet access services, whereby it is considering determining that the maximum commitment period will be 18 months for all the services in the package, including broadcasts. In the opinion of the Ministry, this limitation will also apply to similar joint packages offered by the Company and its subsidiaries when they are permitted.

On July 19, 2010, the Company requested of the Ministry of Communications that in light of the decrease in the market share in the business sector to less than 85% (a level that was reached in September 2009), the Ministry expedite its handling of amending the Company's license so as to enable it to market joint packages also to the business sector.

For sub-section D – (1) On the Government decision to increase competition in the cellular segment – see Section 3.18.3.2 below. (2) On October 13, 2010, Partner announced that it had entered into an agreement to purchase O12 Smile Telecom Ltd., and that the closing of the transaction was subject to conditions, including regulatory approvals.

Section 2.6.2 – Broadband internet access (and for Sections 2.1.8, 2.6.3, 2.6.4)

On July 15, 2010, during its discussions of the Budget Law, the Government decided to instruct the Minister of National Infrastructures and the Minister of Finance to exercise their authority under the Electricity Economy Law, 5756-1996 ("the Electricity Economy law"), to permit Israel Electric Corporation ("IEC") to operate in communications, on certain terms, principally these: a "communications company" will be established to use the fixed-line communications infrastructure on the electricity grid; IEC will not hold more than 49% of the means of control in the communications company and will not control it; the controlling shareholder will be selected in a public election proceeding by an election committee to which IEC will appoint half the representatives and the State the other half; a communications license-holder, its controlling interest or a company they hold, shall not hold means of control in the communications company unless approved by the Minister of Communications; the communications company shall have a non-exclusive right of use of the infrastructures held by IEC; there will be full corporate, managerial and accounting separation between IEC and the communications company, and no cross-subsidization between them. The decision requires the Government's economics cabinet to make a decide on the establishment of the communications company within 45 days, and the necessary legislative amendments for implementation of the decision will be made to the Electricity Economy Law and the Communications (Telecommunications and broadcasts) Law, 5742-1982 ("the Communications Law").

On the UFI network of HOT – On September 1, 2010, HOT announced completion of the network upgrade.

On October 19, 2010, the Ministry of Communications published a draft ISP license for Hot Net, and draft amendments of licenses for HOT Telecom and HOT Broadcasts, and submitted them to HOT for comments. The drafts impose duties of structural separation, prohibit the transfer of commercial information, including about customers, and limitations on the marketing of bundles of joint services with HOT Net, including the need for the approval of such bundles, and a duty to sell the ISP service on the same terms whether in the bundle or not as part of the bundle.

Section 2.6.7 – Adoption of the conclusions of the Gronau Committee

Concerning tariff flexibility for Bezeq – alternative payments baskets – On July 15, 2010, the Government decided, during its discussions of the Budget Law, to amend the Communications Law and to modify the proceeding for approval of an alternative basket of payments in a way that shortens the proceeding and also allows approval in the absence of opposition within a certain time, based on a law memo that was distributed on June 30, 2010.

Concerning royalties – For the Government's decision on July 15, 2010 during its discussions of the Budget Law – see Section 2.16.3 below.

Section 2.6.8

Regarding the appointment of a committee to consider a tariff arrangement, the committee’s writ of appointment was issued on March 28, 2010. According to the writ, subjects not included therein may be brought for discussion in the committee only if the Minister of Communications does not object within seven days of the subject having been brought to his attention. Furthermore, if the committee considers formulating recommendations that are not consistent with recommendations of the Gronau Committee, as approved by the Minister of Communications (see section 2.6.7 in Chapter A of the Company’s Periodic Report at December 31, 2009), the committee will open the subject to public comment prior to making its recommendations. As requested, the Company presented its position to the committee and submitted a position paper on July 8, 2010.

For Section 2.7 – Property, Plant and Equipment, and Installations

Section 2.7.2 – Fixed-line domestic communications infrastructure

On the NGN – The Company is continuing to set up the network, and at the date of publication of this report, about 900,000 Company subscribers are connected to it. It is noted that a considerable number of the Company's customers who are connected to the NGN infrastructure are upgrading to surfing speeds as high as 10 mega or more.

Section 2.7.4 – Real estate

During the first nine months of 2010, the Company has sold eight properties with a total of area of approximately 16,500 sq.m. of land and 13,000 sq.m. built up, for a total amount of approximately NIS 148 million.

For Section 2.9 – Human Resources

On March 25, 2010, the Company received notice of a strike pursuant to the Labor Disputes Law, 5717-1957, which was declared by the Histadrut, commencing April 11, 2010. The issues in dispute, according to the notice, are disregard of union demands, action not yet been taken with regard to the transfer of control, and negotiations for signing a new collective agreement for regulating employees’ rights following transfer of the controlling share in the Company. As a result, negotiations are taking place between the management of the Company and the union.

Section 2.9.6 – Employee compensation plans

For Section 2.9.6.2 concerning adjustment of the exercise price lower than the par value of a Company share in the 2007 employee stock options plan, and for Section 2.9.6.3 concerning  publication of revisions of the stock options plan for managers – see Section 1.3.2 above.

Section 2.9.7 – Officers and senior management employees in the Company

On October 14, 2010, the Board of Directors of the Company approved payment of compensation and reimbursement of travel expenses for an independent director, identical to that paid to an external director in the Company.

For Section 2.10 – Raw Materials and Suppliers, Purchase of Equipment, and Suppliers

Section 2.10.3 – Dependence on suppliers

The Company is dependent on Verse Networks for public switching equipment.

For Section 2.13 – Financing

Section 2.13.1 – Average and effective interest rate on loans, and for Section 2.13.4 – Credit received after December 31, 2009

On April 15, 2010, the Company completed the raising of debt in the amount of NIS 1.5 billion, through loans from Israeli banks for an average duration of 4.6 years. On May 6, 2010, the Company refinanced bank loans received on March 12, 2009 in the amount of NIS 400 million, through loans from Israeli banks for an average duration of 4.6 years. On September 1, 2010, the Company completed the raising of NIS 700 million of debt by means of loans from Israel banks at an average duration of 4.78 years (and on this matter, see Note 12(B) to the consolidated financial statements of the Company for the period ended September 30, 2010, which are included in this quarterly report.)

Below are up-to-date data on the average effective interest rate on the Company's bank loans at today's date:

Source of financing	Amount	Type of currency or linkage	Average interest rate	Effective interest rate
Banks	NIS 1,300 million	Unlinked NIS	Prime minus 0.23%	Prime* minus 0.20%
Banks	NIS 1,300 million	Unlinked NIS	5.35%	5.42%

*	For prime at 3.5% in October 2010.

Section 2.13.7 – Credit rating

On May 27, 2010, the Company received notice from Standard & Poor's, which set the Company's international rating at (BBB+), and from Standard & Poor's Maalot which set the rating of the Company and its debentures at (AA+), ratifying these ratings and removing them from CreditWatch with negative outlook. The rating forecast is stable.

For Section 2.16 – Limitations and supervision of the Company's operations

Section 2.16.1 – Control of Company tariffs

In accordance with the Communications (Telecommunications and broadcasts) (Calculation and linkage of telecommunications payments) Notice, 5770-2010, the Company's tariffs were updated effective from June 1, 2010, based on the formula set in the Communications (Calculation and linkage of telecommunications payments) (Amendment) Regulations. 5770-2010, so that the fixed monthly payment for a telephone line and for a line in the combination digital network basic service increased by 3.9147% and fees for the other controlled services provided by the Company increased by 0.5669%. In addition, in accordance with the amendment to the Communications (Telecommunications and broadcasts) (Payments for interconnect) (Amendment No. 2) Regulations, 5770-2010, interconnect fees paid by cellular operators and domestic operators for call completion in a domestic operator network and interconnect fees paid by the international operators for international calls originating or ending in a domestic network, increased by 0.5669% commencing June 1, 2010.

On the reduction of call completion fees in the cellular networks commencing January 1, 2011, see Section 3.18.2.1 below.

Section 2.16.2 – The Company's general license

In the matter of the Minister of Communication's policy letter "Marketing Bundles", dated May 10, 2010, the Company's general license was amended so that subject to conditions, the Company may market to an individual subscriber a bundle of services that includes services provided by a subsidiary. These conditions include the existence of a group of services in similar format marketed by another license-holder, approval by the Director General of the Ministry of Communications for the requested bundle (including by his non-opposition within a fixed time), allowing the customer to purchase each service or package of services in the bundle separately, on the same terms as those offered for the bundle. The licenses of the subsidiaries were also amended, allowing them, subject to conditions, to market bundles that contain services of the Company. Subsequently, the Company started filing applications and receiving approvals for marketing such bundles, and has received the Ministry's approval to market services jointly with Bezeq International and with DBS.

During April 2010, the Ministry of Communications published a hearing for all communications operators on the subject of exit fees that a license-holder may demand of a private subscriber who does not comply with the commitment in the agreement between him and the license-holder. The hearing states that responses should be filed by June 1, 2010.

The main points of the hearing:

1. Limitation of the maximum penalty to a uniform formula: the product of 10% of the average monthly payment from the start of the commitment period multiplied by the number of months remaining to the end of the commitment on the date of its violation. The maximum penalty will include all the types of components of the "return of benefits" and nothing will be paid in excess of that amount.

2. "One-time" benefits such as gifts (laptop, packages of free services, etc.) will not be included in the return of benefits that can be demanded from the customer.

3. A customer who purchased a handset in a transaction on installments will not be required to pay the balance due for the handset in one payment when he exits and violates his commitment, but rather, the installments will continue as initially determined.

On June 1, 2010, the Company submitted its position opposing the arrangement as proposed.

For the Government decision (on July 15, 2010) and the Knesset passing the first reading in the matter of exit fees for the cellular operators, see the update to Section 3.18.3.2 below.

Section 2.16.3 – Royalties

On July, 15, 2010, the Government decided, during its discussions of the Budget Law to instruct the Ministers of Finance and Communications to amend the Royalties Regulations, as an emergency directive for a period of three years, so that the percentage to be paid as royalties by domestic operator license-holders, except for a general special domestic operator license-holder, and cellular, satellite and cable broadcast operator license-holders, will increase from 1% in 2010 to 2% in 2011 and 2.5% in 2012, 2013. Amendment of the royalties regulations applicable to the Company require approval by the Knesset Finance Committee.

Section 2.16.4 – Authority relating to real estate

On June 21, 2010, the Planning and Construction (Application for a permit, its terms and fees) Regulations, 5770-2010 were published and will come into force 90 days after their publication, imposing on an applicant for a permit to erect a residential building a duty to install infrastructure for telephone, radio, television and internet, so that the customer can choose whichever provider it wants. In commercial buildings, if communications installations are installed, the infrastructure must be laid underground. On August 31, 2010, the license of the Company (and that of HOT Telecom and of DBS) was amended so that if the Company uses internal wiring for providing its services, it has a duty to provide maintenance service for the interior wiring in apartments which was installed by the permit applicant, which will not grant it ownership or any proprietary rights in the internal wiring.

Section 2.16.7 – Antitrust laws

On September 1, 2010, the Company submitted a position paper to the Antitrust Authority, according to which Bezeq is not obliged to provide transmission services for competitors. The paper was submitted as part of the Antitrust Authority's review of the Company's conduct in the matter of providing its transmission services for use by competing communications companies, and after the Authority's request for and receipt of various relevant data.

Sub-section C – Terms of merger of the Company and Pelephone -  On October 10, 2010, the terms of the merger were amended by removing certain restrictions, and  in particular the sweeping ban on joint marketing of the Company's and Pelephone's services. Nevertheless, the conditions include certain restrictions on the joint marketing of services.

Section 2.16.8 – The Telegraph Ordinance

In the matter of the dispute in respect of fees in Judea, Samaria and Gaza – On May 26, 2010 a letter from the Attorney General's office demanded payment of approximately NIS 73.5 million in respect of a frequency debt. As noted in the Company’s Periodic Report at December 31, 2009, the sum is in dispute. On September 1, 2010, the State authorities filed a claim on this matter in the Jerusalem District Court – see Section 2.18 below.

Section 2.16.11 – Erecting broadcasting facilities

Following a meeting in July 2009 of the Main Planning Subjects Sub-Committee of the National Council, in which the Ministry of Communications and Ministry of Transport were instructed to consider, prior to approval of NOP 36B by the National Council, grant of Civil Aviation Authority approvals for the existing broadcasting facilities of the Company that are supposed to be included in the plan, the Company, in coordination with the Ministry of Communications and the Ministry of Transport, mapped all the aforementioned broadcasting sites and obtained approval in principle for them from the Civil Aviation Authority.

For Section 2.17 – Substantial Agreements

Section 2.17.5

Following the sale of the core control in the Company by Ap.Sb.Ar. (see update to Section 1.3.1(a) above), the management agreement with a company owned and controlled by the shareholders in Ap.Sb.Ar. was terminated on April 14, 2010.

Furthermore, on June 10, 2010, the general meeting of the shareholders of the Company approved (after approval by the Audit Committee and the Board of Directors) the Company's engagement with Eurocom Communications, Ltd. in a new management agreement, under which the Company will receive ongoing management and advice services for USD 1.2 million per year. The term of the agreement is three years, commencing June 1, 2010.

For Section 2.18 – Legal Proceedings

General – Following the Company's decision to revise the materiality bar in the Group for the Company's reporting, effective from October 1, 2010 (see the update to Section 1.1 above), commencing from the current quarter remarks on and/or updates to legal proceedings will relate to those affecting the net profit from continuing operations of the Company by 5% (NIS 100 million or more), according to the most recent annual financial statements of the Company (unless there are other aspects and/or implications beyond the financial amount involved).8

Section 2.18.2 – In the matter of a claim filed in January 2004 against the Company and Makefet Fund by 320 employees on the matter of selection of a pension track: Following denial of the claim and of the subsequent appeal, a petition filed by the plaintiffs in the High Court of Justice for revocation of the decision of the National Labor Court was dismissed in limine on June 6, 2010.

Section 2.18.3 – In the matter of the claim and application for certification as a class action filed in September 2000 against the Company, alleging that the Company unlawfully collected “collection expenses": In March 2010, the District Court certified the case as a class action suit, where the cause of claim is restitution of the fee that the Company collected unlawfully, by virtue of Section 1 of the Unlawful Enrichment Law, and the class of the action is whoever who was debited with collection expenses despite having paid their bill before the Company began collection proceedings, from March 11, 1999 through December 7, 2006. The Company intends to file an application for leave to appeal this decision.

Section 2.18.6 – In the matter of a claim filed in December 2005 against the Company, alleging that it unlawfully collects payment for surfing in high-speed internet service when it is not technically capable of providing the service at the promised speed in certain areas: The parties filed a settlement arrangement in count, the main points of which are mechanisms for handling and control relating to customer complaints about surfing malfunctions, and a relief for the benefit of the public whereby the Company will donate the sum of NIS 1.8 million, in accordance with its internal procedures. The arrangement is in the process of publication and approval.

8
Legal proceedings of the Company which were described in the past in the Company's reports, which do not reach the bar of materiality and for which updates are therefore not included here: Sections 2.18.5, 2.18.7, 2.18.8, 2.18.15 of the Periodic Report for 2009.

Section 2.18.14 – In the matter of a claim for arbitration dated October 26, 2008, filed by one of the shareholders in DBS against the Company and another DBS shareholder: On June 30, 2010, following the parties' application for a stay of the arbitration proceedings in light of the plaintiff's execution of an agreement for the sale of its shares in DBS, the arbitrator decided to stay the arbitration proceedings until receipt of other notification from the parties. According to the plaintiff's notice, upon fulfillment of the preconditions in the agreement and it taking force, it will not wish to continue the proceeding.

Section 2.18.16 – In the matter of a claim and application for certification as a class action from November 2009 on the subject of the 144 information service: On May 27, 2010 the plaintiff gave notice that it was withdrawing the application for certification and the Court allowed the notice of withdrawal, dismissed the claim and struck out the application for certification.

On July 12, 2010, a claim and application for certification as a class action were filed in the Central District Court, alleging that the Company offers its customers to subscribe to call tracks for a fixed monthly payment which results in financial loss for customers for whom the track is not worthwhile, and deceives them. The plaintiff is claiming restitution of the difference between the amount paid by the customers in the monthly track, and the amount that they would have paid in the regular track, a sum that the plaintiff estimates in the "tens of millions of shekels", as well as compensation of NIS 1,500 per customer in respect of alleged invasion of privacy.

On July 28, 2010 the Company received an action together with an application for its certification as a class action, which were filed against it in the Tel Aviv District Court. According to the plaintiff, as a result of a malfunction in the telephone lines (which was not repaired by the Company for 34 hours), Company subscribers were denied the ability to call the telephony subscribers of Hot Telecom LP ("HOT"). It is alleged that this resulted in the Company causing its subscribers various wrongs, in respect of which the plaintiff demands compensation of NIS 100 per subscriber. The total amount of the claim is estimated by the plaintiff at NIS 250 million. The plaintiff is seeking certification of his claim as a class action in the name of the Company's subscribers. It is noted that in 2006, an application was filed for certification  of a class action on the same subject in the name of HOT's subscribers, and that claim ended in 2009 in a settlement agreement (see Section 2.18.18 of the Company 2009 Periodic Report).

On September 1, 2010, a claim was filed against the Company in the Jerusalem District Court by the Ministry of Communications, the Commander of IDF Forces in Judea and Samaria, and the Civil Administration in Judea and Samaria, in the matter of payment of fees for setting up and operating microwave arteries in Judea and Samaria, in the amount of NIS 74 million. See also the update to Section 2.16.8 above.

In October 2010, a claim was filed against the Company in the Tel Aviv District Court, together with an application for its certification as a class action, in which it is alleged that the Company operates against the Consumer Protection Law in that it refrains from providing its customers with a written document stating the details required under that law, at the time it effects a change or addition to an ongoing transaction. The plaintiff is petitioning for an order and declaratory relief instructing the Company to comply with the aforementioned provisions of the law, as well as monetary reliefs (financial and non-financial) commencing October 10, 2008 through the date of filing the claim, in the amount of NIS 98 million. It is noted that in October 2010, similar claims were filed (by plaintiffs represented by the same lawyer) against Pelephone, Bezeq International and DBS. See also the updates to Sections 3.21, 4.19 and 5.20 below).

3.	Cellular Telephone – Pelephone Communications Ltd. ("Pelephone")

Section 3.7.2 4 – Competition

In September 2010, the MOC published a final tender for the grant of frequencies and a license to cellular operators who own infrastructure. In the tender, proposals must be submitted by February 2011. Below are the processes undertaken by the Ministry of Communications in order to facilitate the actions of new operators:

1.
The draft Budget Law and Arrangements Law for 2011 include and amendment to the Communications Law that will oblige cellular operators that own infrastructure, to allow a new operator domestic roaming on their networks (see Section 3.18.3.2B).

2.
In March 2010, a hearing was held on communications infrastructure cooperation among cellular communication licensees. According to the Ministry's proposal, after the frequencies are allocated to the new operator by tender and during the interim period until the new operator is able to fully deploy its cellular network, the new operator will be allowed to share the infrastructures of existing operators. The Ministry is proposing several ways for sharing infrastructure: sharing sites, sharing masts, sharing buildings, sharing imported equipment and sharing antennas. The Ministry is considering requiring existing licensees to share communications infrastructure, and the hearing requests the operators’ position on how this might be implemented. Pelephone submitted its response to the hearing, stating that cooperation among operators already exists in the use of infrastructure (e.g. masts) where there is no restriction on such cooperation under the Antitrust Law, and that it is technically possible and financially justifiable for such cooperation to exist. The Ministry of Communications has not yet formulated its decision on the matter.

3.
In October 2010, the Ministry of Communications published a hearing on the subject of domestic roaming from the engineering/technical aspect, in order to formulate an amendment to the cellular licenses that will regulate various types of communication for the implementation of domestic roaming. In the hearing, the Ministry requests the remarks of the operators on the various aspects, including the method by which domestic roaming can be achieved on the existing infrastructures. The Ministry also requests cost estimates and a timetable for the implementation of domestic roaming.

Section 3.7.2.7 – Competition

MVNO licenses were recently granted to a number of companies, and applications have been submitted to the Ministry of Communications by other companies for receipt of such licenses.

Section 3.15.6 – Credit rating

Following the notice of Standard & Poor's Maalot transferring the rating of Pelephone's October 2009 local debenture to CreditWatch, in May 2010 the rating agency ratified the AA+ rating for the issuer and for the debenture. The rating outlook is stable, and reflects the Standard & Poor's Maalot assessment that Pelephone will remain a material core holding in Bezeq Group.

In September 2010, Standard & Poor's Maalot announced that the rating forecast of Pelephone, AA+, remains unchanged despite the decision of the Ministry of Communications to reduce cellular network  interconnect fees by 73%.

Section 3.17.1 – The environment

The regulations mentioned in this section do not include a chapter that was proposed, the subject of which was permitted maximum levels of human exposure to radiation from a source of radiation and the safety ranges from communication transmission facilities. The chapter also included a restriction on positioning a radiation source on roof balconies. Therefore, the Ministry for Protection of the Environment distributed to government ministries a proposed text for amendment of the Non-Ionizing Radiation (Amendment – Safety ranges and permitted maximum exposure levels for the matter of radiation in radio frequencies) Regulations, 5769-2009 ("the Proposed Regulations"). The text as proposed was opposed by the Minister of Communications due to the implications for the communications economy. However, the Ministry for Protection of the Environment sent to the Ministry of Communications a revised text, which the Ministry of Communications agreed to, allowing a source of radiation to be positioned on roof balconies. These regulations will be discussed on behalf of the Government by the Knesset's Domestic and Environment Committee. In addition, on June 27, 2010, an injunction was given (as part of a petition to the High Court of Justice, which is pending, concerning non-promulgation of regulations for the supervision of radiation), ordering the Minister for Protection of the Environment and the Minister of Communications to explain why the proposed regulations should not be brought immediately for approval of the Knesset's Domestic and Environment Committee, and the State is required to file its response affidavits by November 21, 2010.

On August 25, 2010, the Ministry for Protection of the Environment introduced a pilot maintaining supervision and continuous monitoring of centers of broadcasting. This does not refer to external monitoring of the radiation strength of the radio transmissions from the base sites, but rather, to the use of computerized recordings from a control system at the transmission sites and their examination for verification of relevant transmission data according to the system. Within this framework, the Ministry for Protection of the Environment announced, on August 22, 2010, the addition of two conditions to the Company's establishment and operation permits, whereby, inter alia, a continuous, computerized and real time report must be submitted to the Supervisor of Radiation, of the all the parameters that determine the level of radiation generated during the operation of the radiation source, and to refrain from disrupting the operations of the software and disrupting the transfer of the data to the Ministry for Protection of the Environment. Pelephone is participating in the pilot and implementing the guidelines of the Ministry in this matter. The addition of the conditions mentioned above is yet another layer in the trend towards more stringent Ministry requirements concerning broadcasting installations, a trend that could impede the terms of setting up new broadcasting installations and the terms of operating the existing ones.

For Section 3.18 – Restrictions on and regulation of Pelephone’s operations

Section 3.18.2.1 – Controlled tariffs, and for Section 3.7.2.3 – Competition

In September 2010, the Ministry of Communications published its decision on lowering interconnect tariffs in the networks of the cellular operators. The new tariffs are shown in the table below:*

	September 30, 2010 (current tariff)	2011	2012	2013	2014 and thereafter
Call minute completion tariff	25.1	6.87	6.34	5.91	5.55
SMS completion tariff	2.85	0.16	0.15	0.14	0.13

*	The tariffs are in agorot and are shown without VAT.

The tariffs will be updated once a year on January 1st and linked to the CPI, where the base index is the average CPI for 2009, to which VAT will be added and the rate of royalties applicable to a cellular operator as provided in the regulations for payment of royalties.

Pelephone is unable, at this stage, to assess the full effect impact of the amendment over time, but estimates that the reduction in interconnect rates is liable to adversely and significantly affect the results of its operations.

Section 3.18.3.2 – Principal changes in Pelephone's license

A.
During March 2010, the Ministry of Communications published a hearing of a list of changes to the cellular license in several consumer fields. The two central and most significant changes for Pelephone are the following:

Receipt of express permission from existing customers for using various content services (e.g. receiving SMS for payment, sending SMS at a special rate, access to the Company’s cellular portal, and others), rather those services being the default situation if instructions to block the services is not received from customers; Informing customers by SMS when they have used 75% and 90% of a package of services.

These two changes are likely to have substantive business and operational consequences. Pelephone prepared its responses to all of the proposed changes and particularly to these two items, and requested frontal discussions with the Ministry of Communications on these issues.

B.
Further to the Government approval in July 2010, the draft Budget Law for 2011 and the Arrangements Law passed their first reading in the Knesset in October 2010. Below are the main steps in the field of communications according to the drafts.

1.
To amend the Communications Law so that cellular operators who own infrastructure are required to allow domestic roaming on their networks for a new operator, for a period of up to 10 years or until the full deployment of the new operator's independent network. In the absence of consent to a tariff for the roaming between a cellular operator who owns infrastructure and a new operator, that tariff will be set at the interconnect tariff until a final tariff is set by the Ministers of Finance and Communications.

2.
The amend legislation so that the exit fee will not exceed one tenth of the average monthly bill of the subscriber for services in the commitment period until the date of exit from the agreement, multiplied by the number of months remaining to the end of the term of the agreement, and the cancellation of the agreement shall not serve as cause for the cellular operator to call for immediate payment of the outstanding balance from the purchase of the terminal equipment. If agreement was reached between the subscriber and the cellular operator for the payment for terminal equipment to be by credit card in regular payments, the transaction shall be made as one transaction in installments, and not as a number of transactions.

In readiness for tabling the sections of the Arrangements Law for discussion in the Knesset, the Ministerial Committee for Legislative Amendments approved a change in the arrangements section that deals with exit penalties, so that the proposed amendment will apply also to existing contracts.

3.	To amend legislation so as to ensure complete neutrality in the cellular internet network.

4.	To amend legislation in order to grant the Minister of Communications authority to draft various provisions concerning competition in the terminal equipment market.

          These four sections must be approved by the Knesset, since their application required legislative amendments.

5.	To amend legislation in order to raise the percentage to be paid in royalties by cellular operators to 2% in 2011 and 2.5% in 2012-2013.

6.	Subject to hearings by the Ministry of Communications, Government decisions for promoting the following topics were approved:

•	Shortening the commitment period to 12 months.
•	Shortening the period of credits for the purchase of terminal equipment to 12 months.
•	Promoting the grant of licenses for a VOC operator.
•	Setting up an inter-ministerial committee to examine ways to achieve the sharing of cellular infrastructure.

The draft law is subject to additional approvals from Knesset bodies. Before the final approval of the law in the Knesset, the sections dealing with communications will be discussed by the Economics and Finance Committees, and Pelephone has been invited to attend those discussions.

Pelephone is unable at this stage to assess the impact of all the legislative amendments, amendments to the license and the steps described above. However, Pelephone believes that full or partial application of these steps could adversely affect the results of its operations.

Section 3.18.3.2B – Principal changes in Pelephone's license

Following the Ministry of Communications' notice to the High Court of Justice concerning changing its position on amendment of the license with regard to a mechanism for identifying users of erotic services as adults, on February 24, 2010 the petition on this matter was struck out at the request of the petitioner. Subsequent to that notice, a hearing was published for the operators, in which a more stringent adult identification mechanism was proposed, by means of adding a personal identification detail. Pelephone submitted its response to the hearing, stating that it opposes the change to the existing identification mechanism.

Section 3.18.3.2G – Principal changes in Pelephone's license

Further to the Ministry of Communications policy document concerning the marketing of joint packages by the Company and its subsidiaries when the Company's share in the fixed-line telephony market falls to 85%, in May 2010 the Ministry of Communications published a final amendment to the licenses of the Company and Pelephone concerning the marketing of joint packages in the private sector. See also the update for Section 2.16.2 above.

Section 3.18.3.2H – Principal changes in Pelephone's license

In May 2010, the Knesset Technology Science and Technology Committee decided that by the end of 2010, cellular operators would offer tariff plans in which the customer is allowed to limit its monthly bill to a particular sum, and that the matter would be regulated by the Ministry of Communications without need for legislation. Accordingly, the private bill on the matter was removed from the agenda.

Section 3.18.5 – Site construction licensing

NOP 36/A/1

Amendment of NOP 36/A/1 – The Ministry of Communications submitted its remarks on the text of the new NOP as approved by the National Council's Sub-committee for Planning, proposing mainly the removal/narrowing of various restrictions on the erection of new transmission facilities and joining existing facilities. On June 1, 2010, the National Council discussed the Ministry of Communications' remarks and decided to reject most of them and to approve the new text as approved by the Planning Sub-committee, while making minor changes. On August 1, 2010, the Ministerial Committee for Interior Affairs and Services convened to discuss approval of the new NOP, and resolved, at the request of the Minister of Communications, to postpone the discussion for several weeks to enable the Ministry of Communications to hold discussions with the Ministries of the Interior and Environmental protection to try to reach consensus on issues in dispute between the Ministries in connection with the plan. Approval of the NOP in its new version is now subject to the approval of the Government and publication in the Official Gazette for it to come into force.

Wireless access facility regulations

On March 9, 2010 a revised notice was filed in the High Court of Justice on behalf of the State, stating that on March 7, 2010, the Minister of the Interior had submitted to the Knesset Economics Committee for approval, the draft Planning and Construction (Installation of a wireless access facility for cellular communication) Regulations, 5770-2010 ("the Wireless Access Regulations" or, in this sub-section – "the Regulations"). The proposed Regulations are very narrow, and lay down extremely restrictive conditions for exemption from a building permit for a wireless access facility.

On July 15, 2010, another revised notice was filed in the High Court of Justice on behalf of the State, stating that on May 26, 2010 the Knesset Economics Committee had discussed the request of the Minister of the Interior for the approval of the Committee for the draft Wireless Access Regulations. At that meeting, the Economics Committee decided that it would discuss the draft Regulations further only after the fulfillment of the duty of consultation with the National Planning and Construction Council. On June 1, 2010, the National Council discussed the draft Wireless Access Regulations and decided, inter alia, that in view of regulation of the erection of communications facilities in NOP 36/A/1, the possibility of grant of exemption also according to the Regulations should be narrowed to the extent of its complete cancellation, and in these circumstances, it does not see fit to recommend that the Minister of the Interior promulgate the Regulations. On June 28, 2010, the Ministry of the Interior approached the Knesset Economics Committee and requested that the Committee hold another urgent discussion of the draft Regulations. On October 12, 2010 the Economics Committee discussed the draft Regulations again, but was unable to complete the discussion and the Chairman of the committee instructed that another meeting would be held on the subject.

During the same period, yet another revised notice was filed in the High Court of Justice on behalf of the State on September 15, 2010, stating that the Attorney General believes, inter alia, that due to the delay in bringing the Wireless Access Regulations before the Economics Committee for discussion and approval, it would be justified to give, instead of an interlocutory injunction on the petitions, a temporary injunction banning the erection of any more wireless access facilities with exemptions from building permits, where those facilities would be used by cellular license-holders to provide cellular services, until promulgation of the Wireless Access Regulations and until the arrangement  laid down in them comes into force. The Attorney General also made clear that the arrangement in the Regulations reflects the proper balance between all the considerations relevant to the matter, and therefore, of the Wireless Access Regulations are approved and promulgated, and the Regulations and the arrangement laid down in them come into force, it is his opinion that there will be no cause for the intervention of the High Court of Justice for including the matter of cellular frequencies in the Communications (Telecommunications and broadcasts) (Frequencies for wireless access facilities) Regulations, 5762-2002.

In view of the foregoing, on September 16, 2010, the High Court of Justice gave a temporary injunction as requested in the Attorney General's notice one day earlier, and stated that the injunction would remain in force until the arrangement laid down in the draft Wireless Access Regulations comes into force or until another decision is made on the matter. In Pelephone's estimation, if the Wireless Access Regulations are approved as proposed, the possibility of using the exemption from a building permit track for setting up cellular access facilities will be very significantly reduced. This, together with the proposed severity of the conditions for erecting the base sites in the parallel track of the new NOP 36/A, can be expected to considerably raise the height of barriers to the erection of new transmission sites and access facilities, and also to adversely affect the quality of the cellular network.

Section 3.21 – Legal proceedings

General – On the matter of the Company's decision to raise the materiality bar for Company reporting, see the update of Section 2.18 above.9

Section 3.21.1 – In the matter of a claim filed in December 2000 in the District Court by the State against Pelephone, in respect of royalties allegedly payable for the period from January 1994 to February 1996:, in which the amount claimed is NIS 260 million at the date of the claim, including principal, linkage and interest – In September 2010, a decision was given against Pelephone, in which some of the State's allegations were allowed. The sum that Pelephone was required to pay was NIS 150 million (including principal, linkage and interest), and was paid in October 2010. Pelephone filed an appeal in October 2010 against the ruling in the Supreme Court.

Section 3.21.3 – In the matter of a claim and application for its certification as a class action filed in the District Court in December 2002 against Pelephone and Cellcom, in respect of interconnect fees for incoming calls for a total of NIS 4 billion, of which NIS 2.4 billion against Pelephone – In May 2010, the appeal against dismissal of the claim filed by the plaintiff, was dismissed.

Section 3.21.6 – In the matter of a claim and application for its certification as a class action which was filed in the District Court in June 2007 against Pelephone, concerning subscribers of an immigrants program in which the subscribers were debited in units of one minute, and concerning failure to include a list of tariffs with the agreements, in a total amount of NIS 239 million – In July 2010 the claim was dismissed.

Section 3.21.9 – In the matter of a claim and application for certification as a class action filed in the District Court in May 2008 against Pelephone and Only 5 Lottoclub Israel Ltd. for lack of clarity in the bill sent by Pelephone to Lottoclub customers for services it provided, ostensibly not in accordance with Pelephone's license and in which no amount is defined – In August 2010 the claim was dismissed.

Sections 2.21.12 and 2.21.13 – In the matter of two claims with applications for certification as class actions filed in January 2009 in the District Court for restitution of amounts allegedly collected by Pelephone for surfing on a handset while the handset is being repaired, one for NIS 219 million and the other for NIS 570 million – In June 2010 the two actions were dismissed following a settlement agreement between the parties.

In March 2010, a claim was filed in the Tel Aviv District Court together with an application for its certification as a class action. The total amount of the claim is NIS 4.2 billion, and the amount against Pelephone is NIS 2.1 billion. According to the applicants, Pelephone acts in contravention of its license and the law in that is does not purchase insurance covering liability for bodily harm arising from exposure to cellular radiation. The application also includes relief requested for an order instructing Pelephone to take out such insurance.

In May 2010, a claim was filed in the Central District Court together with an application for its certification as a class action. The action was filed against the four cellular companies (Pelephone, Partner, Cellcom and Mirs) where the amount against each of Pelephone, Partner and Cellcom is NIS 3.68 billion and the total amount of the action (against the four companies) is more than NIS 12 billion. According to the applicants, the cellular companies are in dereliction of the following duties: (1) to erect cellular antenna sites of the required scope, proportion and deployment; (2) to check, correct and provide information about the non-ionizing radiation values in cellular handsets after repair, etc.; (3) to warn against the risks involved in how the cellular handset is held. The application includes numerous other declaratory reliefs and applications for writs of mandamus relating to the above matters.

In June 2010, a claim was filed in the Central District Court together with an application for its certification as a class action. The amount of the personal claim is NIS 958 (plus linkage and interest). The total amount of the action is not stated, but the application notes that it is estimated in the hundreds of millions of shekels. According to the applicant, Pelephone collects payment from its customers for services to which the customers have not requested to subscribe, and transfers their personal information to external suppliers without approval, which contravenes the agreement and the law. The claim is for restitution of those moneys. The application also includes reliefs for orders instructing Pelephone, inter alia, to cease these debits and to cease transferring the information to suppliers.

9
Legal proceedings of Pelephone which were described in the past in the Company's reports, which do not reach the bar of materiality and for which updates are therefore not included here: Sections 3.21.4, 3.21.8, 3.21.10, 3.21.18, 3.21.20 of the Periodic Report for 2009.

In August 2010, a claim and application for certification as a class action were filed in the Central District Court against Pelephone. The amount of the claim is not stated, but the application is estimated in the terns of millions of shekels. According to the applicant, Pelephone should refrain from collecting Value Added Tax from customers who use its services when they are outside Israel. The application also includes the relief of an order instructing Pelephone to cease charging its customers VAT on the services they use outside Israel, and an order instructing that the VAT collected to date on those services be reimbursed.

In October 2010, a claim was filed against Pelephone in the Tel Aviv District Court, with an application for certification as a class action in the amount of NIS 100 million. The applicant alleges that Pelephone operates in contravention of the Consumer Protection (Warranty and after-sales service) Regulations, 5766-2006, in giving a renovated handset or collecting "participation fees" during the warranty period of the handset. According to the applicant, such conduct results in subscriber losses estimated by the applicant in the amount noted above.

In October 2010, a claim and application for its certification as a class action were filed against Pelephone and others in the Tel Aviv District Court. The amount of the claim against Pelephone is NIS 1.6 billion, out of a total of NIS 3.2 billion. The claim is for the restitution of amounts collected by the respondents (and debited by means of the cellular phone bill), for services provided by respondents Unicell, Telemeser and Select by cellular telephone. The claim alleges that the applicants did not request to subscribe to the services of those respondents and therefore the debit for them is unlawful.

In October 2010, a claim and application for its certification as a class action in the amount of NIS 98 million were filed against Pelephone in the Tel Aviv District Court, alleging that Pelephone does not provide its customers with a written document as required under the Consumer Protection Law, when entering into an agreement for changing or adding to a continuing transaction. Similar claims by other plaintiffs (represented by the same lawyer) were also filed against the Company, Bezeq International and DBS – see a more detailed description in the updates of Sections 2.18, 4.19 and 5.20.

4.	International communications, internet and NEP services – Bezeq International Ltd. ("Bezeq International")

Section 4.1.2 – Legislative and statutory restrictions applicable to Bezeq International

In March 2010, the Ministry of Communications published a request for positions of cellular license-holders in the matter of providing broadband telephone services for a subscriber who is outside Israel. A possible decision by the Ministry of Communications on this question, allowing Bezeq International and the other companies to provide telephone services by means of broadband access to the internet, could impact positively on the business of Bezeq International.

Section 4.1.2.7 – Amendment of the general license – Sale of service bundles – On May 10, 2010 Bezeq International received a letter from the Director General of the Ministry of Communications, containing amendments to the licenses of the Company, Bezeq International and the other subsidiaries of the Company, relating to the marketing of bundles of services. See also the update to Section 2.16.2 above.

Section 4.1.5 – The structure of competition and changes occurring in it

On July 21, 2010, the Minister of Communications granted a license to Telaser International Communications Ltd. for providing international communication services. At this stage, the extent of influence on the performance of Bezeq International cannot be assessed.

For Section 4.14 – Investments

On October 31, 2010 the board of directors of Bezeq International, and on November 1, 2010 the Board of Directors of the Company gave its permission for Bezeq International to enter into agreements with various suppliers for laying an underwater optical fiber communications cable between Israel and Europe.

Section 4.14.1 – Walla! Communications Ltd. ("Walla")

On the purchase of the shares in Walla by Bezeq International, the tender offer of Bezeq International for the purchase of additional Walla shares and the Company's purchase of all Bezeq International's shares in Walla, see the update to Section 1.1.2 above.

For Section 4.17 – Restrictions and control of Bezeq International's operations

On the hearing in April 2010 which relates also to Bezeq International, in the matter of exit fees that a license-holder is entitled to demand of a private subscriber, see the update to Section 2.16.2 above.

For Section 4.19 – Legal Proceedings

General – On the Company's decision to raise the materiality bar for Company reporting, see the update to Section 2.18 above.10

Section 4.19.1 – In the matter of the claim and application for certification as a class action filed on September 16, 2001 against Bezeq International and the State of Israel, based on the allegation that Bezeq International's tariffs for international telecommunication services in the period from May 10, 1996 through July 8, 1997 were exorbitant and unreasonable, and which was certified as a class action on December 25, 2003 – On April 26, 2010, the Supreme Court allowed the appeal filed by Bezeq International and the State (after hearing applications for leave to appeal that they filed as if they had been granted leave to appeal), and ruled that there is no justification for certifying the claim as a class action.

On April 13, 2010, Partner Communications, Ltd. filed a petition in the High Court of Justice, in which it asked the Court to order revocation of Article 11(B)(3) of the Communications (Telecommunications and broadcasts) (Proceedings and conditions for receipt of a general license for providing international telecommunications services) Regulations, 5764-2004, which prevents it, as a cellular license-holder, or its subsidiary, from receiving a general license for providing international communication services. In its petition, Partner argues, inter alia, that the decision of the Minister of Communications in the matter of the subject of the petition was intended to protect existing international telecommunication service license-holders, and for this reason, Bezeq International was joined as a respondent to the petition. Partner's entry into the international telecommunication market, if the petition is allowed, could have an adverse effect on Bezeq International in this area.

On May 24, 2010, Partner Communications Ltd. filed another petition in the Supreme Court, requesting an order nisi prohibiting the Ministry of Communications from amending the Communications (Telecommunications and broadcasts) (Payments for interconnect) Regulations, 5760-2000, so as to determine in them that for outgoing calls from a cellular telephone to abroad, a uniform interconnect fee will be set which is the same as the interconnect fee for incoming calls. According to the petitioner, such a decision narrows its license and is harmful to competition. Partner attached to its petition an application for an interlocutory injunction, in which requested that the decision on amendment of the regulations be delayed and not to allow amendment of the regulations until the petition is heard. Since the Minister of Communications' decision to amend the regulations is linked to his decision to allow Partner to compete in the international calls market, Bezeq International (and its other competitors in this market) was joined as a respondent to the petition. Bezeq International filed its response to the petition, as did the other parties, following which the Court decided that the application for an interlocutory order should be dismissed and that the petition should be heard before a bench. At the date of this report, Bezeq International does not appear to be at risk from this petition.

In October 2010, a claim was filed against Bezeq International in the Tel Aviv District Court, together with an application for its certification as a class action in the amount of NIS 39 million. The claim alleges that Bezeq International does not provide its customers with a written document as required under the Consumer Protection Law, when entering into an agreement for changing or adding to a continuing transaction. Similar claims by other plaintiffs (represented by the same lawyer) were also filed against the Company, Pelephone and DBS – see a more detailed description in the updates of Sections 2.18, 3.21 and 5.20.

10
Legal proceedings of Bezeq International which were described in the past in the Company's reports, which do not reach the bar of materiality and for which updates are therefore not included here: Section 4.19.2 in the Periodic Report for 2009.

5.	Multi-Channel Television – D.B.S. Satellite Services (1998) Ltd. ("DBS")

For Section 5.1.3 – Market developments in the segment of operation

Section 5.1.3.1 – In July 2010 the Government decided to impose on the Ministry of Communications and the Ministry of Finance, together with the Second Authority for Television and Radio and the Council, the formulation of recommendations for expansion of the DTT array and how it should operate, including in the matter of legislative amendments required for the purpose, and to submit them for Government approval by the end of 2010.

Section 5.1.3.2 – In May 2010, the Government withdrew the Television Broadcasts (Legislative amendments) Bill, 5760-2009.

In July 2010, the Second Authority for Television and Radio (Amendment No. 33) (Transition from franchises to licenses in television broadcasts) Bill, 5770-2010, which deals mainly with a change in the regulation method in commercial broadcasts (following the recommendation of the committee headed by the Director General of the Ministry of Communications mentioned in Section 5.1.3.4 of the Company's 2009 Periodic Report), with a transition from a franchise method to the grant of licenses for commercial television broadcasts for all, which meets the threshold conditions laid down in the Bill without a tender proceeding ("Commercial Licensee-Holder"). In the Bill, the transition date between the methods is given as January 1, 2012. Under the Bill, inter alia, every Commercial License-Holder will be entitled to be included in the array of DTT broadcasts and may broadcast the dedicated channel in Hebrew, if it requests to be included in the DTT array. The dedicated channel broadcaster in Hebrew will be exempt from transition fees to DBS and the cable company for the first two years of its broadcasts. The Bill also states that the Council may set the number of channels of the television franchisees, of the Knesset channel, of the dedicated channels and of the IBA broadcasts, and that the Council, together with the Second Television and Radio Authority Council, will decide on the location of the channel number on which the Commercial License-Holders will broadcast, and a tender will be held for the identity of the license-holders who will use the channel number on which franchisees currently broadcast. At the date of this report, the Bill is being discussed by the Knesset Economics Committee.

Section 5.1.6 – Main entry and exit barriers for the segment of operation

On the matter of the recent erosion of the main entry barriers to the segment of operation – Keshet Broadcasts Ltd., a franchisee for broadcasting on the second commercial channel, recently launched an application on the mako website enabling easy viewing of a range of content channels by computer.

In addition, there has been an increase in accessing video content through broadband infrastructure, whether with or without the authorization of the holders of the rights in that content.

Section 5.1.7 – Substitutes for and changes in products in the segment

Section 5.1.7.3 – Access to video content is partly through internet sites that are not authorized by the holders of the copyright in that content to distribute it.

Section 5.1.7.4 – See the update to Section 5.1.6 above.

In the second quarter of 2010, Israel Electric Corporation ("IEC") received a license for trial provision of high-speed internet services at speeds higher than the standard Israel, using its own optical fiber infrastructure. The provision of such high-speed internet services by IEC could expedite the development of a trend for transferring video content via the internet. See also the update for Section 2.6.2 above.

For Section 5.4 – New products

In March 2010, DBS launched VOD services for its subscribers. DBS believes that its offering of VOD services accords with the regulation to which it is currently subject. This position of DBS is subject to publication of the conclusions of the committee appointed by the Minster of Communications to consider the regulation of broadcasts using new platforms and technologies (see Section 5.1.3.6 of the Company’s 2009 Periodic Report), which could result in the imposition of conditions and restrictions on the provision of VOD services by DBS, including the very fact of their provision.

In May and June 2010, the cable company addressed DBS by letter (which were forwarded to the Ministry of Communications), in which it alleged, inter alia, that it had identified unusual and severe electronic disturbances in its internet and telephony services and that the source of these disturbances was in DBS's customer connection to the VOD services (in one of the ways used by DBS for this purpose) using wiring that is also used by the cable company for transmitting DBS's services. The cable company demanded that DBS cease use of the cable company's infrastructure, repair every installation made allegedly unlawfully, and cease provision of the VOD service. DBS rejected the demand to cease its VOD service and proposed a joint investigation of the existence and source of the disturbances. In July 2010 the Ministry of Communications hosted a meeting on the matter, to which representatives of the cable company and DBS were invited, and at which it was agreed that the matter would be investigated further and ways to resolve the disturbances would be considered.

Section 5.7.4 – Positive and negative factors in competition

In June 2010 the Minister of Communications amended the license of DBS. The amendment states, inter alia, that DBS may offer services bundled with a service of the Company. In October 2010, DBS submitted a request to the Ministry of Communications to market bundles of services together with the Company. See also the update for Section 2.16.2 above.

Section 5.10.1 – Licenses

Section 5.10.1.2 – In May 2010 the head of the Civil Administration for Judea and Samaria extended the license of DBS for broadcasting in those areas, to December 2016.

For Section 5.11 – Broadcasting rights

Section 5.11.2 – According to the immediate report published by the cable company in July 2010, an award was given in the arbitration between the cable company and the Union of Composers, Songwriters and Publishers of Israeli Music Ltd. ("ACUM"), in connection with deciding on a mechanism for the computation of annual royalties for the use of works whose rights are protected by ACUM. According to the report, the arbitrator's award accepted in principle the model outline for computing the royalties as presented by ACUM in the proceeding, except for certain modifications, and determined that the model should apply also for the matter of the royalties difference from 2003 onwards, according to a calculation that would be made by the parties to the arbitration in an agreed way. The cable company noted that it intends to appeal the arbitrator's award. Since the award and the other arbitration documents were not submitted to DBS, DBS does not know the model adopted and the reasons for the arbitrator's award. Nevertheless, as agreed between DBS and ACUM, the royalty amounts paid to ACUM since 2003 might be revised, inter alia, depending on the agreement that is reached by the cable company and ACUM, and according to ACUM, depending also on the decision of the arbitrator. Accordingly, DBS's management estimates that following the award, DBS could be charged with payment differences in significant amounts in respect of the past, and with royalty payments that are significantly higher than the sums paid to date. Therefore, DBS revised its estimate for royalties since 2003. Revision of the royalties estimate was based on the model outline for the computation of royalties that was accepted by ACUM a short time after the arbitrator gave his award, with adjustments as assessed by the management of DBS, and on that basis DBS made a material provision in its financial statements at June 30, 2010. With the other copyright organizations, payment of royalties for the period of engagement with them has been agreed with some, and for the rest, DBS might be required to pay non-material differences.

In October 2010, a private bill was tabled before the Knesset for amendment of the Copyright Law, 5768-2007 and the Performers and Broadcasters Law, 5744-1984, so that a broadcaster will be able to copy, imprint, reproduce, perform in public and broadcast a musical work without permission from the holder of the copyright, provided that the holder had permitted its publication in the past for commercial uses and that the broadcaster pays appropriate royalties to the body overseeing its broadcasts. Under the Bill, the Minister of Communications would be authorized to set the appropriate percentage for the royalties to be paid to the copyright holder, whether as a rule or for types of copyright, as he decides, provided that those rates do not exceed 4% of the total revenue of the broadcaster from broadcasting the musical work of the copyright holder, after deduction of the amount it expended for that broadcast; the Minister of Communications would also be authorized, under the Bill, to determine the date of payment.

For Section 5.13 – Raw materials and suppliers

In May 2010, DBS and the Company formulated an arrangement as to the amount of DBS's debt to the Company in respect of various communications services at July 31, 2009, in view of the dispute that arose between them. In the arrangement, the amount of the debt was stated at NIS 31.5 million, which would be paid to the Company in 36 equal monthly installments bearing interest at prime + 1.5% and plus statutory VAT in respect of the interest. In October 2010, an agreement was approved for deferral of some of the arrangement installments, and for deferral of payments that DBS owes the Company under a prior agreement between them for the rescheduling of DBS's debt in respect of the purchase of internet infrastructure. Under the agreement, 18 installments from the May 2010 agreement and 15 installments from the earlier agreement will be postponed for 18 months, and during that period the payments will bear annual interest at prime + 3%. The agreement can be cancelled by giving notice on the terms laid down in it. On this matter, see also Note 4(a)(2) to the consolidated financial statements of the Company for the period ended September 30, 2010, which are included in this quarterly report.

For Section 5.15 – Financing

Sections 5.15.2 and 5.15.3 – Credit restrictions applicable to the Company

In March 2010, an amendment to DBS's bank financing agreement ("the Financing Agreement”) was signed and came into force. According to this agreement, inter alia, an additional Israeli bank (“the Joining Bank”) joined DBS's current bank consortium ("the Current Banks”). In this context, the Joining Bank provided DBS with a proportionate share of DBS’s current credit facility, and also granted DBS NIS 255 million in long-term credit, most of which was used for joining (proportionately) DBS's long-term credit facility for repayment and early repayment of DBS’s debts to the Current Banks, and the balance, NIS 46 million, will be used to meet DBS’s current needs.

Pursuant to the amended agreement, DBS created a floating charge in favor of the Joining Bank similar to those listed in favor of the Current Banks, and the Joining Bank was added to the fixed charge in favor of the Current Banks. Furthermore, shareholders in DBS11 signed amendments to the deeds of liability, deeds of pledge and guarantees, as the case may be, that they signed in the past in favor of the Current Banks, concerning the addition of the Joining Bank.

According to the amended agreement, the repayment period for bank credit (both the long-term loans and at the current credit facility) was extended to the end of 2015, and the banks also agreed that the loans extended to DBS by institutions (see Section 5.18.5 of the Company’s 2009 Periodic Report) can be repaid on schedule.

Under the amended agreement, the financial covenants listed in the Financing Agreement have been replaced with new ones, which will apply until 2015 and are suited to DBS’s business plan The new covenants:
A. Minimum repayment ability
B. Minimum EBITDA.
C. Maximum and minimum supplier credit.

The values for compliance with the financial covenants are variable, and are measured quarterly. Non-compliance with the covenants grants the banks a right to demand early repayment of the loans in accordance with the conditions of the Financing Agreement.

DBS is in compliance with the covenants in the Financing Agreement at September 30, 2010, after being granted a relief by the banks in October 2010 in relation to the target of one of the covenants at September 30, 2010, which was needed in view of the material provision made by DBS as aforesaid in Section 5.11.2 above. Since that relief was granted after the balance sheet date, the bank loans are stated under short-term liabilities. DBS was granted a similar relief for the targets of the financial covenants at December 31, 2010.

At the date of this report, DBS is looking into the possibility of issuing another series of NIS 400 million of debentures, which would be secure by senior liens on its assets as generated, in favor of the banks and the holders of its debentures (series A), pari passu with those liens. The proceeds from the issuance would be earmarked for repayment of loans taken by DBS in 2005 (see Section 5.15.8 below), and for repayment of part of the bank debt. DBS is negotiating with the banks to amend the financing agreement to anchor that partial repayment of the bank debt by amending the financial covenants. It is possible that by the time of completion of the issuance, if implemented, and the engagement with the banks for amendment of the financing agreement, such changes will already apply.

11
Other than Lidan, to which DBS undertook to use its best efforts so that as soon as possible after the amended agreement comes into force, Lidan will sign the amendment to its deed of liabilities in favor the banks and the of pledge in favor of the banks.

Section 5.15.8 – Private issue of debentures

In April 2010, the rating agency Maalot announced that it had raised the rating of the debentures (Series A) issued by DBS one grade from (ilBBB-) to (ilBBB), inter alia because of its evaluation of the substantive improvement in DBS’s liquidity because of the new loan received from the Additional Bank, as described in the update to section 5.15.2 above, and because of the ongoing improvement in the coverage ratios, the ability to generate cash flows, and liquidity of DBS since the previous rating date. In addition, the rating company added DBS to the CreditWatch with positive outlook, noting that it hopes to complete its consideration of a possible improved rating within three months, after a deeper study of DBS’s business plan and its impact on its financial profile.

In June 2010 Maalot raised the rating of DBS and of its debenture (series A) another grade, from ilBBB to ilBBB+, and removed the rating from CreditWatch with positive outlook. The higher rating was explained, inter alia, by the improving trend in financial rations and the ability to generate cash flows, even though the rating agency still had concerns about the possibility that DBS might deviate in the medium term from its goals according to its business plan. Maalot gave DBS a positive rating outlook.

In October 2010, Maalot raised the rating of DBS and the rating of the debentures (Series A) to ilA-. Among the reasons given for raising the rating were the improved liquidity of DBS following the announcement of a new series of debentures, and better financial flexibility in view of an expected amendment to the financing agreement with the banks. The same rating was given to the new series of debentures that DBS intends to issue. Maalot also stated that the rating outlook is stable, since it assesses the operating performance of DBS, its liquidity profile and its more balanced repayment schedule can be expected to contribute to rating stability in the medium term unless material changes occur in the structure of DBS's equity or in its liquidity. Maalot also noted that if any material changes are made to the terms of the issuance, which could damage the quality of DBS's credit, or if the issuance is cancelled, Maalot would reconsider the rating of DBS and could possibly lower the rating.

For Section 5.17 – Restrictions on and supervision of the Company

Section 5.17.1 – Subjection of activities to specific laws

In April 2010, the subsidiary of Bank Leumi notified DBS that it has closed the transaction for the sale of all its holdings in Keshet Broadcasts Ltd.

On the matter of the Government decision to raise the royalties percentage, see the update for Section 2.16.3 above.

Section 5.17.3 – Principal restrictions under the law and the broadcasting license

At the date of this report, the Council is holding a hearing regarding shortening the period of campaigns offered by DBS (and the cable companies) to its subscribers and setting a uniform special offer period for all service components. At the hearing, the Council is considering, among other things amendment of DBS’s license so that the commitment period for subscribers to its services in the consideration of a benefit or discount will be limited to only 18 months. DBS has submitted its opposition to such an amendment. The Council has not yet made its decision in the hearing. Concurrently with the hearing proceedings, the Ministry of Communications announced in March 2010 that it is considering amending the license of Hot Telecom LP, so that a private subscriber who purchased a service package that also includes broadcasts from the cable company, for which the commitment period for the broadcast component is limited by the broadcast license, the limit would apply to the services included in that package. In September 2010, the Council decided that commencing November 2010, DBS may collect from subscribers who sign up for a campaign that includes a commitment period and who request to disconnect from its broadcasts before the end of that period of commitment, reimbursement of the cost of the benefit equal to the lower of two amounts: the cost of the benefit in the campaign, or the balance of the payments the subscriber would have had to pay it if it remained connected to DBS services until the end of the commitment period. The decision applies also to existing DBS campaigns. DBS requested that the Council postpone the date on which its decision will come into force for another three months. The Council concurred, and accordingly, the decision will take effect in January 2011.

In the matter of the dedicated channels – In March 2010 a bill mandating that the dedicated channels would be exempt from payment of transition fees to the cable company and to DBS, passed its fist reading in the Knesset. In July 2010, the bill was approved for its second and third reading in the Knesset. In September 2010, DBS petitioned the High Court of Justice against the force and application of those exemption provisions. For details about the petition, se the update to Section 5.20 below.

In April 2010, in the context of the Ministry of Communications’ approval of DBS’s request, as required by its license for approval of transferring the means of control in the company (direct and indirect) in respect of the purchase of control in the company (see section 1.3.1a, above) and the transfer of the holdings of Eurocom DBS Ltd. in DBS to a trustee, the Ministry of Communications decided to apply the following main conditions to DBS:

A.
No change, direct or indirect, in the trustee’s holdings of the means of control in DBS may be made unless the change received the prior written approval of the Minister of Communications, after he has consulted with the Council.

B.
The trustee will not act in accordance with guidance received from any party which has a direct or indirect interest in an area of regulation of the Ministry of Communications, unless it has received the approval from the Ministry of Communications.

C.
A transaction between DBS and Eurocom Group12 concerning satellite terminal equipment will be considered an extraordinary transaction as defined in section 270(4) of the Companies Law and therefore, in addition to the approval proceeding in DBS's organs, it requires approval by the organs of the Company pursuant to section 275 of the Companies Law.

D.
Discussions by the board of directors of DBS concerning transactions as described in paragraph C, above, will be documented in detailed, comprehensive minutes that are signed by the chairman of the meeting and submitted to the Director General of the Ministry of Communications for his scrutiny.

For the matter of using infrastructure in the subscriber's home – In July 2010 an agreement was signed between DBS and the cable company, in which DBS will pay the cable company approximately NIS 4 million in settlement of its demands in respect of the use of infrastructure in the subscriber's home which was installed by the cable company up to the end of 2010. Under the agreement, commencing 2011, there will be no obligation for one of the parties to pay the other for the use of wiring. In addition, the parties agreed on a joint approach to the Ministry of Communications concerning amendment of the administrative provisions, mainly cancellation of the duty to give notice so that a licensee to which a subscriber connects will forward the disconnection notice from the subscriber to the licensee from which the subscriber was disconnected only after the connection is made to the other licensee. The agreement will come into force only after approval by the Antitrust Commissioner for exemption from approval of the terms included in the agreement as a cartel. The Antitrust Commissioner gave his approval in September 2010, and DBS and the cable company submitted to the Ministry of Communications the application for amendment of the administrative provisions. The Ministry of Communications has not yet given its decision on the matter.

In June 2010, DBS learned that the Ministry of National Infrastructures is preparing draft regulations ("the Draft Regulations") pursuant to the Sources of Energy Law, 5750-1989, which will define the maximum output in waiting mode for instruments that are listed in the Draft Regulations and which include digital converters. The output cited in the Draft Regulations for digital converters is considerably lower than the actual and accepted consumption if digital converters in general, including those used by DBS. DBS approached the Ministry on the matter and requested that the digital converters be excluded from application of the regulations and at least that the progress of the regulations be halted so that the matter can be studied and the right to a hearing be exercised.

For Section 5.20 – Legal proceedings

General – On the Company's decision to raise the materiality bar for Company reporting, see the update to Section 2.18 above.13

Petition to the High Court of Justice in the matter of transfer fees of dedicated channels – In September 2010, DBS filed a petition in the Supreme Court, sitting as the High Court of Justice, against the provisions in the Communications Law that exempt the operators of dedicated channels from payment of transfer fees to DBS. In its petition, DBS asks the Court to rule that application of the relevant section was made conditional on receipt of appropriate compensation from the State for the unlawful harm to its property. Alternatively, the Court was requested to declare that the section referred to is not in keeping with the Basic Laws and therefore is provisions should not be applied to DBS until such compensation is regulated, and alternatively to the alternative, DBS requested that the Court rule that the section is void in that it is unconstitutional. The petition is scheduled for hearing before a bench in May 2011.

12	For the definition of “Eurocom Group” for this matter, see Footnote 5.
13
Legal proceedings of DBS which were described in the past in the Company's reports, which do not reach the bar of materiality and for which updates are therefore not included here: Section 5.20.1 in the Periodic Report for 2009, and a claim from July 2001 described in the reports of June 2010.

In October 2010, a claim was filed against DBS in the Tel Aviv District Court, together with an application for its certification as a class action in the amount of NIS 98 million. The claim alleges that DBS does not provide its customers with a written document as required under the Consumer Protection Law, when entering into an agreement for changing or adding to a continuing transaction. Similar claims by other plaintiffs (represented by the same lawyer) were also filed against the Company, Pelephone and Bezeq International – see a more detailed description in the updates of Sections 2.18, 3.21 and 4.19

Section 5.22.2 – Sectoral risks

Access to video content via the internet – The internet enables access to video content, including by means of programming file sharing of creators with or without the authorization of the holders of the copyright. The increase in this trend could make it more difficult for DBS to recruit and retain subscribers and to offer its services. DBS estimates that the extent of the impact of this risk is minor.

November 1, 2010
Date	Bezeq – The Israel Telecommunication Corp. Ltd.

Names and titles of signatories:
Shlomo Rodav, Chairman of the Board
Avraham Gabbay, CEO